UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Kitty Hawk, Inc.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

498326208
(CUSIP Number)

Bryant R. Riley 11100 Santa Monica Blvd., Suite 800 Los Angeles, California 90025 (310) 966-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2006
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7)

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Bryant R. Riley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
(6)	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,543,525[1]
(8)	Shared Voting Power 0
(9)	Sole Dispositive Power 7,543,525[1]
(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,543,525
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
(13)	Percent of Class Represented by Amount in Row (11) 14.3[2]%

_________________________

1

Bryant R. Riley is the sole Manager of Riley Investment Management LLC, the General Partner of SACC Partners LP. As the sole Manager of Riley Investment Management LLC, Bryant R. Riley has sole dispositive and voting power over 6,974,179 shares beneficially owned by SACC Partners LP. Bryant R. Riley, as President of B. Riley & Co., Inc., has sole dispositive and voting power over 218,052 shares owned by B. Riley & Co., Inc. Bryant R. Riley, as Trustee of the B. Riley & Co. Retirement Trust, has sole dispositive and voting power over 351,294 shares beneficially owned by B. Riley & Co. Retirement Trust. Bryant R. Riley may therefore be deemed to have beneficial ownership of the shares beneficially owned by SACC Partners LP, B. Riley & Co., Inc. and the B. Riley & Co. Retirement Trust.

2

Based on 52,880,408 shares of common stock, par value $0.000001 per share, of Kitty Hawk, Inc. which is the sum of (x) the 50,310,061 shares outstanding at November 11, 2005, as reported in Kitty Hawk, Inc.'s Form

(...continued)

(Page 2 of 7)

CUSIP No. 498326208

(14)	Type of Reporting Person (See Instructions) IN

_________________________

(...continued)

10-Q for the quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005, plus (y) 2,570,347 shares of common stock underlying the series B-1 Convertible Preferred Stock and Warrants held by SACC Partners LP and B. Riley & Co. Retirement Trust and convertible or exercisable within sixty days.

(Page 3 of 7)

CUSIP No. 498326208

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D filed on January 3, 2006 relates to the Common Stock, $0.000001 par value (the "Common Stock"), of Kitty Hawk, Inc. ("Kitty Hawk" or the "Issuer"). Kitty Hawk's principal executive offices are located at 1515 West 20th Street, Dallas/Fort Worth International Airport, Texas 75261.

Item 2.	Identity and Background
(a)	Bryant R. Riley (an individual residing in California)

(b)	11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

(c)

Mr. Riley beneficially owns and manages all of the outstanding shares of B. Riley & Co., Inc., a NASD member broker-dealer. Mr. Riley owns and manages all of the outstanding membership interests of Riley Investment Management LLC, a California registered investment adviser. Riley Investment Management LLC is the investment adviser to and general partner of SACC Partners LP. Each entity is located at the address specified in (b) above.

(d)	None

(e)	None

(f)	United States
Item 3.	Source and Amount of Funds or Other Consideration

SACC Partners LP's February 6, 2006 acquisition of Kitty Hawk Common Stock in the aggregate amount of $706,320 was made using SACC Partners LP partnership funds.

B. Riley & Co. Retirement Trust's February 6, 2006 acquisition of Kitty Hawk Common Stock in the aggregate amount of $24,000 was made using B. Riley & Co. Retirement Trust funds.

Item 4.	Purpose of Transaction

Bryant R. Riley is the beneficial owner of 7,543,525 shares of Kitty Hawk Common Stock. Mr. Riley acquired the securities of the Issuer reported on this Amendment No. 1 because he believes that such securities represent an attractive investment.

Mr. Riley has no plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, Mr. Riley may determine to change his investment intent with respect to the Issuer at any time in the future. Mr. Riley intends to vote shares of Kitty Hawk Common Stock as he deems appropriate from time to time. In determining from time to time whether to sell shares of Kitty Hawk Common Stock (and in what amounts) or to retain such shares, Mr. Riley will take into consideration such factors as he deems relevant, including without limitation the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, and other opportunities available to Mr. Riley. Mr. Riley reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of SACC Partners

(Page 4 of 7)

CUSIP No. 498326208

LP's, B. Riley & Co., Inc.'s or B. Riley & Co. Retirement Trust's holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer
(a)

SACC Partners LP beneficially owns 6,974,179 shares of Kitty Hawk's Common Stock. Because Riley Investment Management LLC has sole voting and dispositive power over SACC Partners LP's security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 6,974,179 shares beneficially owned by SACC Partners LP.

B. Riley & Co., Inc. owns 218,052 shares of Kitty Hawk's Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co., Inc.'s security holdings, Mr. Riley may be deemed to have beneficial ownership of the 218,052 shares of Kitty Hawk's Common Stock owned of record by B. Riley & Co., Inc.

B. Riley & Co. Retirement Trust beneficially owns 351,294 shares of Kitty Hawk's Common Stock. Because Mr. Riley has sole voting and dispositive power over B. Riley & Co. Retirement Trust's security holdings, Mr. Riley may be deemed to have beneficial ownership of the 351,294 shares of Kitty Hawk's Common Stock beneficially owned by B. Riley & Co. Retirement Trust.

Mr. Riley may therefore be deemed to beneficially own a total of 7,543,525 shares of Kitty Hawk's Common Stock (14.33%) through his relationships with SACC Partners LP, Riley Investment Management LLC, B. Riley & Co., Inc. and B. Riley & Co. Retirement Trust.

(b)	Mr. Riley has sole power to vote and dispose or direct the disposition of all shares beneficially owned by SACC Partners LP, B. Riley & Co., Inc. and B. Riley & Co. Retirement Trust.
(c)	On February 6, 2006, SACC Partners LP acquired 882,900 shares of Kitty Hawk's Common Stock for a purchase price of $0.80 per share or an aggregate of $706,320.

On February 6, 2006, B. Riley & Co. Retirement Trust acquired 30,000 shares of Kitty Hawk's Common Stock for a purchase price of $0.80 per share or an aggregate of $24,000.

(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

_________________________

3  Based on 52,880,408 shares of common stock, par value $0.000001 per share, of Kitty Hawk, Inc. which is the sum of (x) the 50,310,061 shares outstanding at November 11, 2005, as reported in Kitty Hawk, Inc.'s Form 10-Q for the quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005, plus (y) 2,570,347 shares of common stock underlying the series B-1 Convertible Preferred Stock and Warrants held by SACC Partners LP and B. Riley & Co. Retirement Trust and convertible or exercisable within sixty days.

(Page 5 of 7)

CUSIP No. 498326208

Item 7.	Material to Be Filed as Exhibits
None.

(Page 6 of 7)

CUSIP No. 498326208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

/s/ Bryant R. Riley

Bryant R. Riley

(Page 7 of 7)